April 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Polyrizon Ltd.
Registration Statement on Form F-1, originally filed August 10, 2022 (File No. 333-266745), as amended
Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Polyrizon Ltd., a company organized under the laws of the State of Israel (the “Company”), hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on March 28, 2024, on Form RW in respect of the above-referenced registration statement, as the Company has decided not to abandon the offering described therein.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, David Huberman of Greenberg Traurig, P.A., at (312) 364-1633.

Sincerely,

POLYRIZON LTD.

By:	/s/ Tomer Izraeli
Tomer Izraeli Chief Executive Officer